Exhibit 4.16

Non-Binding English Translation

of Hebrew Original

Discount

The Business Division

23 Yehuda Halevy Street Tel Aviv 65137, Tel: 03-5146565 Fax: 03-5605907

January 31, 2013

To:

Orbotech Ltd. (hereinafter: the “Company”)

Ladies and Gentlemen,

Re: Letter of Agreement

Whereas, on February 22, 2009, you signed a debenture in connection with the Financing Agreement between us dated December 21, 2009, including all amendments thereto (hereinafter: the “Financing Agreement”), in the framework of which you created a first degree floating charge over all of your plant, property, assets, rights and/or any part thereof pari passu with Bank Hapoalim (hereinafter: “BHP”), which was registered as charge number 9 with the Registrar of Companies, and in the framework of which you undertook, among other things, not to create fixed and/or floating charges over your property and/or assets and/or rights and/or any part thereof, for the benefit of any third party, without receiving our prior written consent therefor (hereinafter: the “Debenture”); and

Whereas, you have asked for our agreement to cancel the above referenced Debenture and have agreed to undertake towards us in lieu thereof, as set forth in the form of the Irrevocable Letter of Undertaking attached to this Letter of Agreement as Appendix A (hereinafter: the “Letter of Undertaking” or the “Negative Pledge”);

We hereby confirm to you, that we are willing to agree to cancel the above referenced Debenture and the floating charge created thereby, subject to fulfillment of the following preconditions:

1.1	You will sign the Letter of Undertaking.

1.2	You will receive BHP’s written consent, in a form acceptable to us, providing for the removal of the floating charge registered for their benefit and you will deliver to us a copy of the aforesaid letter of agreement, promptly upon your receipt thereof. Our signature on this letter constitutes confirmation that the copy of BHP’s letter of agreement as presented to us is acceptable to us.

1.3	You shall repay loans no. 841-601857 and 841-601865 (hereinafter: the “Referenced Loans”) in partial prepayment in a reverse order, so that four quarterly payments will remain payable under each loan, to be paid on the following dates: March 21, 2013, June 21, 2013, September 21, 2013 and the last payment on December 21, 2013 and in total your aggregate debt to the bank will be reduced by at least 50% in each loan according to the bank’s records.

1.4	Upon your signature on the Letter of Undertaking and fulfillment of all the conditions detailed in Sections 1.1, 1.2 and 1.3 in this letter the Debenture will be null and void and we will deliver to you all the documents necessary from the bank in order to remove the floating charge number 9 dated February 22, 2009 to secure $190 million that is registered for the bank’s benefit with the Registrar of Companies.

2.

In addition, the Company will undertake towards the bank to maintain at all times, cash and/or cash equivalents, free from any charge, attachment (except for provisional attachments), setoff, lien and/or any other right of a third party (except for rights of setoff and lien for the benefit of the bank in connection with the bank account in which the cash and/or cash equivalents are held as aforesaid), in an amount that will be

4.16-1

no less than the aggregate maturities, principal and interest, included in the Financial Debt (as defined in Section 1.13 of the Financing Agreement), payable within one year forward, at any point in time, until the full repayment of the Company’s debts to the bank. It is hereby clarified that the undertaking in this Section 2 is in lieu of and replaces the undertakings of the Company as set forth in Section 3.4 of the Financing Agreement. The aforesaid in this Section shall be examined every quarter according to the consolidated financial statements of the Company.

3.	For avoidance of doubt it is hereby clarified that upon receipt of the bank’s written confirmation regarding the full repayment of the Referenced Loans, all of the obligations of the Company as set forth in the Financing Agreement (including the first financing agreement and the amendments thereto to the extent they remained in force and effect) and in this Letter of Agreement will expire, other than the obligations of the Company under the Negative Pledge (as defined above) which will remain in full force and effect pursuant to the provisions of the Negative Pledge and will bind the Company unconditionally and with no reservation for all intents and purposes, and accordingly, among other things, the fixed charged for the benefit of the bank over the shares of Photon Dynamics Inc. will expire. On such date, the bank will deliver to the Company all of the documents required from the bank in order to remove the above referenced charges.

4.	Other than as provided in this letter, nothing contained herein, express or implied, will harm and/or derogate from the validity of the Financing Agreement, the securities and guarantees provided by you and/or on your behalf to the bank and/or any document, form, letter of conditions, etc. that were signed by you and/or on your behalf, which are held and/or will be held by us for our benefit—which will remain in their full force and effect and scope, provided however that in the event of a contradiction between that set forth therein and that set forth in this letter that set forth in this letter will prevail.

5.	All terms and expressions in this letter will have the meaning ascribed to them in the Financing Agreement, unless explicitly provided otherwise herein.

6.	This letter is valid until February 28, 2013, whereafter, if any of the conditions detailed above in this letter are not met, this letter will be deemed and become null and void as if it was never provided to you.

Sincerely,

/S/
Israel Discount Bank Ltd.

To:

Israel Discount Bank Ltd.

We hereby confirm and agree to that said in your above referenced letter to us (the “Referenced Letter”), and undertake towards you to act in accordance with the terms and provisions of the Referenced Letter, and to carry out in a timely and accurate manner all of the actions detailed in the Referenced Letter to your satisfaction including signing the Letter of Undertaking attached as Appendix A to this letter.

For avoidance of doubt, it is hereby clarified and agreed that we will be entitled to prepay in full or part, the credits or any part thereof, by prior notice of at least 30 days, subject to payment of any commission and capitalization differences as customary in the bank for such matters.

Section 4 of your Referenced Letter will also apply to the aforesaid, mutatis mutandis.

In witness whereof, we have signed this letter:

/s/
Orbotech Ltd.

4.16-2

I the undersigned, Adv. Alon J. Fiul, acting as counsel of Orbotech Ltd. registration no. 520035213 (hereinafter—“Company”), hereby confirm to Israel Discount Bank Ltd. (hereinafter—the “Bank”) that the above referenced document has been signed on behalf of the Company by Mr. Doron Abramovitch I.D number 023762784 and Mr. Amichai Steimberg I.D. number 057430308, who are authorized by their signatures to bind the Company towards the Bank, in accordance with resolutions of the authorized organs of the Company which have been duly adopted as well as by virtue of the incorporation documents of the Company, such that the above referenced document binds the Company and is valid for all intents and purposes.

Date: February 10, 2013	Advocate:	/s/ and stamp
Alon J. Fiul, Adv. L.N. 38893

4.16-3